FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                           HOLMES FINANCING (No 6) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ...X...      Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes .......            No ...X...

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                      -----------------------------------------
                                                   Current Period
                                      -----------------------------------------
                                             Number              (pound)000's
                                      -----------------------------------------
Brought Forward                                    360,616          23,881,708
Replenishment                                       16,685           1,249,693
Repurchased                                         (6,232)           (442,786)
Redemptions                                         (9,541)           (785,086)
Losses                                                 (10)                (28)
Capitalised Interest                                     0               1,136
Other Movements                                          0                   1
                                      -----------------------------------------
Carried Forward                                    361,518          23,904,638
                                      =========================================



                                      -----------------------------------------
                                                     Cumulative
                                      -----------------------------------------
                                             Number              (pound)000's
                                      -----------------------------------------
Brought Forward                                    115,191           6,399,214
Replenishment                                      534,960          37,933,740
Repurchased                                       (131,951)         (9,194,417)
Redemptions                                       (156,451)        (11,239,233)
Losses                                                (231)               (620)
Capitalised Interest                                     0               5,954
Other Movements                                          0                   0
                                      ------------------------------------------
Carried Forward                                    361,518          23,904,638
                                      =========================================

                                      Period CPR             Annualised CPR
                                      -----------------------------------------
  1 Month                                            5.14%              80.36% **( including
                                      -----------------------------------------
  3 Month                                           13.70%              68.33%   redemptions and
                                      -----------------------------------------
12 Month                                            55.66%              55.66%   repurchases )
                                      -----------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                      ---------------------
Weighted Average Seasoning                           33.85 months
                                      ---------------------
Weighted Average Loan size                (pound)66,122.95
                                      ---------------------
Weighted Average LTV                                77.05% *** (see below)
                                      ---------------------
Weighted Average Remaining Term                      19.06 Years
                                      ---------------------

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated


                                      -----------------------------------------
Product Type Analysis                         (pound)000's                %
                                      ------------------------------------------
Variable Rate                                   10,914,858              45.66%
Fixed Rate                                       5,335,515              22.32%
Tracker Rate                                     7,654,265              32.02%
                                      -----------------------------------------
                                                23,904,638             100.00%
                                      ====================---------------------

As at 8th May 2003 approximately 6% of the loans were flexible loans

Mortgage Standard Variable Rate

                        Effective Date                Rate
                        --------------                ----
                         01 March 2003               5.79%
                      01 November 2002               5.94%
                      01 December 2001               6.10%


Geographic Analysis
--------------------------------------------------------------------------------
Region                        Number        (pound)000's            %
--------------------------------------------------------------------------------
East Anglia                          14,044             835,463           3.49%
East Midlands                        19,181           1,067,569           4.47%
Greater London                       62,382           5,318,350          22.25%
North                                15,679             748,365           3.13%
North West                           42,073           2,158,184           9.03%
Scotland                             11,060             595,521           2.49%
South East                           96,059           7,540,234          31.54%
South West                           28,387           1,833,498           7.67%
Wales                                18,538             897,943           3.76%
West Midlands                        24,469           1,372,760           5.74%
Yorkshire and Humberside             23,262           1,135,190           4.75%
Unknown                               6,384             401,561           1.68%
--------------------------------------------------------------------------------

Total                               361,518          23,904,638         100.00%
---------------------------=====================================================

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

                      ---------------------------------------------------------
Range                          Number        (pound)000's                  %
                      ---------------------------------------------------------
0.00 - 25.00                    6,925             278,080                1.16%
25.01 - 50.00                  42,268           2,274,873                9.52%
50.01 - 75.00                  99,554           7,024,562               29.39%
75.01 - 80.00                  19,230           1,389,708                5.81%
80.01 - 85.00                  24,786           1,858,958                7.78%
85.01 - 90.00                  53,563           4,100,481               17.15%
90.01 - 95.00                 115,192           6,977,976               29.19%
                      ---------------------------------------------------------
Total                         361,518          23,904,638              100.00%
                      =========================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.



Arrears
                              --------------------------------------------------------------------
Band                                  Number            Principal         Overdue           %
                              --------------------------------------------------------------------
Current                               351,349          23,307,378           (2,653)        97.52%
1.00 - 1.99 months                      6,396             372,956            3,030          1.56%
2.00 - 2.99 months                      1,652              98,004            1,441          0.41%
3.00 - 3.99 months                        798              46,432              985          0.19%
4.00 - 4.99 months                        474              26,829              724          0.11%
5.00 - 5.99 months                        261              15,677              524          0.07%
6.00 -11.99 months                        502              27,706            1,350          0.12%
12 months and over                         35               1,628              157          0.01%
Properties in Possession                   51               2,284              186          0.01%
                              --------------------------------------------------------------------
Total                                 361,518          23,898,894            5,744        100.00%
                              ====================================================================

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
                                      Funding                     Seller
                                      --------------------------------------
                                             (pound)000's           (pound)000's
                                      --------------------------------------
Balance Brought Forward                         15,437,325        8,444,383
Replenishment of Assets                                  0        1,249,693
Acquisition by Funding                                   0                0
Distribution of Principal Receipts                (800,964)        (426,907)
Allocation of Losses                                   (18)             (10)
Share of Capitalised Interest                          734              402
Payment Re Capitalised Interest                       (734)             734
                                      --------------------------------------
Balance Carried Forward                         14,636,343        9,268,295
                                      ======================================

                                      --------------------------------------
Carried Forward Percentage                       61.22805%        38.77195%
                                      ======================================

                                      --------------------------------------
Minimum Seller Share                               955,955            4.00%
                                      --------------------------------------


Cash Accumulation Ledger
                                      ---------------------
                                             (pound)000's
                                      ---------------------
Brought Forward                                    660,504
                                      ---------------------
Additional Amounts Accumulated                     480,642
Payment of Notes                                   (60,500)
                                      ---------------------
Carried Forward                                  1,080,646
                                      =====================

                                      ---------------------
Target Balance                                   1,080,646 payable on 15th July
                                      ---------------------2003

Liquidity Facilities                  Drawn(pound)000's      Undrawn(pound)000's
                                      -----------------------------------------
Holmes Funding                                    (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 1                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 2                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 3                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 4                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 5                                (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 6                                (pound)0       (pound)25,000
                                      -----------------------------------------

Excess Spread
                                      ---------------------
Quarter to 15/4/03                                 0.6113%
                                      ---------------------
Quarter to 15/1/03                                 0.5960%
                                      ---------------------
Quarter to 15/10/2002                              0.5892%
                                      ---------------------
Quarter to 15/7/2002                               0.5891%
                                      ---------------------

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated


                                   ------------------------------------------
Reserve Funds                         First Reserve       Second Reserve
                                   ------------------------------------------
Balance as at 15/04/2003          (pound)224,153,726.50 (pound) 56,890,739.99
                                   ------------------------------------------
Required Amount as at 15/04/2003  (pound)350,000,000.00 (pound)154,931,296.00
                                   ------------------------------------------
Percentage of Notes                               1.53%                 0.39%
                                   ------------------------------------------


Properties in Possession

Stock
                                   ------------------------------------------
                                                Current Period
                                   ------------------------------------------
                                          Number              (pound)000's
                                   ------------------------------------------
Brought Forward                                      44                 1,484
                                   ------------------------------------------
Repossessed in Period                                18                 1,494
                                   ------------------------------------------
Sold in Period                                      (11)                 (508)
                                   ------------------------------------------
Carried Forward                                      51                 2,470
                                   ==========================================


                                   ------------------------------------------
                                                  Cumulative
                                   ------------------------------------------
                                          Number              (pound)000's
                                   ------------------------------------------
Repossessed to date                                 293                13,929
Sold to date                                       (242)              (11,459)
                                   ------------------------------------------
Carried Forward                                      51                 2,470
                                   ==========================================

Repossession Sales Information
                                   --------------------
Average time Possession to Sale                      79 Days
                                   --------------------
Average arrears at time of Sale            (pound)3,025
                                   --------------------

MIG Claim Status
                                   ------------------------------------------
                                             Number              (pound)000's
                                   ------------------------------------------
MIG Claims made                                     144                 1,079
                                   ------------------------------------------
MIG Claims outstanding                                3                    13
                                   ------------------------------------------

                                   ---------------------
Average time claim to payment                        36
                                   ---------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

------------------------------------------------------------------------------------------------------------------------
        Date Retired   Holmes 1      Holmes 2      Holmes 3      Holmes 4       Holmes 5      Holmes 6       Holmes 7
------------------------------------------------------------------------------------------------------------------------
                02Q3   -             703           -              -             352           -              -

                02Q4   -             -             -              -             352           -              -

                03Q1   -             -             750            -             -             -              -
------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------
Expected Redemption    Holmes 1      Holmes 2      Holmes 3       Holmes 4       Holmes 5     Holmes 6       Holmes 7
------------------------------------------------------------------------------------------------------------------------
                03Q2   -             -             -              -             -             -              -

                03Q3   600           -             -              -             -             481            -

                03Q4   -             176           -              191           -             481            -

                04Q1   -             176           -              191           -             -              241

                04Q2   -             176           -              191           -             -              241

                04Q3   -             176           -              191           -             -              -

                04Q4   -             -             -              -             698           -              -

                05Q1   -             -             750            -             -             -              -

                05Q2   -             -             -              -             -             801            -

                05Q3   650           -             -              -             -             -              -

                05Q4   -             125           -              -             -             -              -

                06Q1   -             125           -              -             -             -              803

                06Q2   -             125           -              -             -             -              -

                06Q3   -             125           500            1,340         -             -              -

                06Q4   -             -             -              350           875           -              -

                07Q1   -             -             -              -             -             -              161

                07Q2   -             -             -              -             -             634            161

                07Q3   575           -             -              -             -             -              -

                07Q4   -             300           -              -             -             770            -

                08Q1   -             -             -              -             -             -              -

                08Q2   -             -             -              -             -             500            592

                08Q3   -             -             -              -             -             -              -

                08Q4   -             -             -              -             -             -              -

                09Q1   -             -             -              -             -             -              -

                09Q2   -             -             -              -             -             -              -

                09Q3   -             -             -              -             -             -              -

                09Q4   -             -             -              -             -             -              -

                10Q1   -             -             -              -             -             -              -

                10Q2   -             -             -              -             -             -              -

                10Q3   250           -             -              -             -             -              -

                10Q4   -             -             -              -             -             -              -
------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 6 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 6) PLC




         Dated: 2 June, 2003                         By /s/ Natalie Weedon
                                                     (Authorised Signatory)